Exhibit 99(a)(1)(A)

REVISED COMPANY NOTICE
TO HOLDERS OF

GENERAL MILLS, INC.
ZERO COUPON CONVERTIBLE SENIOR DEBENTURES DUE 2022

CUSIP Numbers: 370334 AT1 and 370334 AU8

        NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture, dated as of October 28, 2002 (as heretofore amended or supplemented, the “Indenture”), between General Mills, Inc., a Delaware corporation (“General Mills,” “we,” “us” and “our”), and BNY Midwest Trust Company, an Illinois trust company, as trustee (the “Trustee”), relating to our Zero Coupon Convertible Senior Debentures Due 2022 (the “Debentures”), that each holder of the Debentures has the option (the “Put Option”) to require us to purchase the Debentures for $712.97 in cash per $1,000 principal amount at maturity of the Debentures (the “Purchase Price”) on Friday, October 28, 2005 (the “Purchase Date”), subject to the terms and conditions of the Indenture, the Debentures and this Revised Company Notice and related notice materials, all as amended and supplemented from time to time. General Mills has appointed the Trustee as paying agent (the “Paying Agent”) in connection with the Debentures. Holders may surrender their Debentures from September 29, 2005 through 5:00 p.m., New York City time, on the Purchase Date. This Revised Company Notice is being sent pursuant to the provisions of Section 3.09 of the Indenture and paragraph 6 of the Debentures. We previously gave notice of the Put Option pursuant to a Company Notice dated September 15, 2005 (the “Original Company Notice”). We have revised certain disclosures contained in the Original Company Notice, and this Revised Company Notice supersedes the Original Company Notice and sets forth the revised terms of the Put Option. Please refer to this Revised Company Notice and the accompanying revised related notice materials for the currently applicable description and terms of the Put Option. All capitalized terms used but not specifically defined in this Revised Company Notice shall have the meanings given to such terms in the Indenture.

        To exercise your option to have us purchase the Debentures and receive payment of $712.97 in cash per $1,000 principal amount at maturity of the Debentures, you must validly surrender the Debentures prior to 5:00 p.m., New York City time, on the Purchase Date (Friday, October 28, 2005). Debentures surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Purchase Date and, unless already accepted by us for payment pursuant to the Put Option, at any time after 12:00 midnight, New York City time, on Friday, November 11, 2005 (the date which is 40 business days after the date of the Original Company Notice). The right of holders to surrender Debentures for purchase pursuant to the Put Option expires at 5:00 p.m., New York City time, on the Purchase Date.

        The Trustee has informed us that, as of the date of this Revised Company Notice, all custodians and beneficial holders of the Debentures hold the Debentures through The Depository Trust Company (“DTC”) accounts and that there are no certificated Debentures in non-global form. Accordingly, all Debentures surrendered for purchase hereunder must be delivered through the transmittal procedures of DTC.

The Paying Agent is:
BNY Midwest Trust Company

By Regular, Registered or Certified	For Information:	By Facsimile:
Mail or Overnight Courier:	(212) 815-5788	(212) 298-1915
The Bank of New York		Attention: William Buckley
Corporate Trust Operations
Reorganization Unit		Confirm Receipt of Facsimile Only:
101 Barclay Street - 7 East		(212) 815-5788
New York, New York 10286
Attention: William Buckley

        Additional copies of this Revised Company Notice may be obtained from the Paying Agent at its address set forth above.

_________________

The date of this Revised Company Notice is October 4, 2005

        No person has been authorized to give any information or to make any representations other than those contained in the Indenture, the Debentures, this Revised Company Notice and the revised related notice materials (collectively, as amended or supplemented from time to time, the “Revised Put Option Materials”) and, if given or made, such information or representations must not be relied upon as having been authorized. The Revised Put Option Materials do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of the Revised Put Option Materials shall not under any circumstances create any implication that the information contained in the Revised Put Option Materials is current as of any time subsequent to the date of such information.

        Neither we nor our board of directors, our employees or the Paying Agent are making any representation or recommendation to any holder as to whether or not to surrender that holder’s Debentures. You should consult your own financial and tax advisors and must make your own decision as to whether or not to surrender your Debentures for purchase and, if so, the amount of Debentures to surrender.

_________________

-i-

SUMMARY TERM SHEET

        The following are answers to some of the questions that you may have about the Put Option. To understand the Put Option fully and for a more complete description of the terms of the Put Option, we urge you to read carefully the remainder of this Revised Company Notice because the information in this summary is not complete. We have included page references to direct you to a more complete description of the topics in this summary.

        Who is offering to purchase my Debentures?

        General Mills, Inc., a Delaware corporation, is offering to purchase your Zero Coupon Convertible Senior Debentures Due 2022 (the “Debentures”) that are validly surrendered for purchase and not validly withdrawn. (Page 4)

        Why are you offering to purchase my Debentures?

        The right of each holder of the Debentures to sell and our obligation to purchase the Debentures pursuant to the option (the “Put Option”) of each holder to require us to purchase the Debentures as described in this Revised Company Notice is a term of the Debentures under the Indenture, dated as of October 28, 2002 (as heretofore amended or supplemented, the “Indenture”), between us and BNY Midwest Trust Company, an Illinois trust company, as trustee (the “Trustee”), pursuant to which the Debentures were issued. We have appointed the Trustee as paying agent (the “Paying Agent”) in connection with the Debentures. This has been a right of holders from the time the Debentures were issued on October 28, 2002. (Page 4)

        What Debentures are you obligated to purchase?

        We are obligated to purchase all Debentures surrendered by the holders, at their option, and not validly withdrawn. As of October 4, 2005, there was $2,233,305,000 aggregate principal amount at maturity of Debentures outstanding, which would result in an aggregate purchase price of $1,592,279,466. (Pages 4 and 10)

        How much will you pay and what is the form of payment?

        Pursuant to the terms of the Indenture and the Debentures, we will pay, in cash, a purchase price of $712.97 per $1,000 principal amount at maturity of the Debentures (the “Purchase Price”) with respect to any and all Debentures validly surrendered for purchase and not validly withdrawn. The Purchase Price is based solely on the requirements of the Indenture and the Debentures and bears no relationship to the market price of the Debentures or our common stock. (Pages 4-5)

        How can I determine the market value of the Debentures?

        There is no established reporting system or market for trading in the Debentures; however, the Debentures are currently traded over-the-counter or on the PORTAL Market of the NASDAQ Stock Market. To the extent that the Debentures are traded, prices for the Debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, our operating results, the trading price of our common stock and the market for similar securities. In addition, prices and trading volumes in the over-the-counter market are not reported and can be difficult to monitor. Under certain circumstances set forth in the Indenture, the Debentures are convertible into shares of our common stock, par value $.10 per share. The Debentures are not currently convertible into our common stock and may never become convertible into our common stock. Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “GIS.” On October 3, 2005, the last reported sales price of our common stock on the NYSE was $48.12 per share. We urge you to obtain current market information for the Debentures and our common stock, to the extent available, prior to making any decision with respect to the Put Option. (Pages 6-7)

        What does the General Mills board of directors think of the Put Option?

        Our board of directors has not made any recommendation as to whether or not you should surrender your Debentures for purchase pursuant to the Put Option. You must make your own decision whether to surrender your Debentures for purchase pursuant to the Put Option and, if so, the amount of Debentures to surrender. (Page 5)

        When does the Put Option expire?

        The Put Option expires at 5:00 p.m., New York City time, on Friday, October 28, 2005 (the “Purchase Date”). We will not extend the period you have to accept the Put Option unless required to do so by the United States federal securities laws. (Page 4)

        What are the conditions to your purchase of the Debentures?

        Our purchase of Debentures validly surrendered for purchase and not validly withdrawn is not subject to any condition other than that the purchase be lawful. (Page 4)

        How do I surrender my Debentures?

        To surrender your Debentures for purchase pursuant to the Put Option, you must surrender the Debentures through the transmittal procedures of The Depository Trust Company (“DTC”) on or after September 29, 2005, but no later than 5:00 p.m., New York City time, on the Purchase Date.

  If your Debentures are held by a broker, dealer, commercial bank, trust company or other nominee, you must contact that nominee if you decide to surrender your Debentures and instruct that nominee to surrender the Debentures on your behalf through the transmittal procedures of DTC.

  If you are a DTC participant, you should surrender your Debentures electronically through DTC’s Automated Tenders over the Participant Terminal System, subject to the terms and procedures of that system.

        You bear the risk of untimely submission of your Debentures. You must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on the Purchase Date.

        By surrendering your Debentures through the transmittal procedures of DTC, you agree to be bound by the terms of the Put Option set forth in this Revised Company Notice. (Pages 8-10)

        If I surrender my Debentures, when will I receive payment for them?

        Promptly upon expiration of the Put Option, we will accept for payment all Debentures validly surrendered for purchase and not validly withdrawn. We will forward to the Paying Agent, prior to 10:00 a.m., New York City time, on October 31, 2005, the appropriate amount of cash required to pay the Purchase Price for those Debentures, and the Paying Agent will promptly distribute that cash to DTC, the sole record holder of the Debentures. DTC will thereafter distribute the cash to its participants in accordance with its procedures. (Page 10)

        Until what time can I withdraw previously surrendered Debentures?

        You can withdraw Debentures previously surrendered for purchase at any time until 5:00 p.m., New York City time, on the Purchase Date. You may also withdraw previously surrendered Debentures if we have not yet accepted them for payment after 12:00 midnight, New York City time, on Friday, November 11, 2005, the expiration of 40 business days from the date of the original Company Notice dated September 15, 2005. (Page 10)

        How do I withdraw previously surrendered Debentures?

        To withdraw previously surrendered Debentures, you (or your broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw your Debentures prior to 5:00 p.m., New York City time, on the Purchase Date or as otherwise set forth below.

        You bear the risk of untimely withdrawal of previously surrendered Debentures. You must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on the Purchase Date. (Page 10)

        Do I need to do anything if I do not wish to surrender my Debentures for purchase?

        No.  If you do not surrender your Debentures before the expiration of the Put Option, we will not purchase your Debentures and your Debentures will remain outstanding and continue to be subject to the existing terms of the Indenture and the Debentures. (Page 8)

        If I choose to surrender my Debentures for purchase, do I have to surrender all of my Debentures?

        No.  You may surrender all of your Debentures, a portion of your Debentures or none of your Debentures for purchase. If you wish to surrender a portion of your Debentures for purchase, however, you must surrender your Debentures in a principal amount at maturity of $1,000 or an integral multiple thereof. (Page 4)

        What are my conversion rights with respect to my Debentures?

        The Debentures may become convertible into our common stock under certain circumstances set forth in, and subject to the terms, conditions and adjustments specified in, the Indenture and the Debentures. However, the Debentures are not currently convertible into our common stock and may never become convertible into our common stock. (Pages 5-6)

        If I do not surrender my Debentures for purchase, will it affect my conversion rights?

        No.  If you do not surrender your Debentures for purchase, your conversion rights will not be affected. You will continue to have the right to convert the Debentures into shares of our common stock under the circumstances set forth in, and subject to the terms, conditions and adjustments specified in, the Indenture and the Debentures. Upon a conversion, we may choose to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock. To the extent permitted under the Indenture, we intend to satisfy our conversion obligation entirely in cash. We also intend to pay in cash the purchase price for any Debentures surrendered to us by holders in the future for purchase under the terms of the Indenture. (Pages 5-6)

        If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Debentures for purchase pursuant to the Put Option?

        The receipt of cash in exchange for Debentures pursuant to the Put Option will be a taxable transaction for U.S. federal income tax purposes, resulting in taxable gain or loss to you. Any gain will be ordinary interest income and any loss will be ordinary loss to the extent of interest previously included in your income and thereafter capital loss. You should consult with your tax advisor regarding the specific tax consequences to you. (Pages 12-15)

        Who is the Paying Agent?

        BNY Midwest Trust Company, the Trustee under the Indenture, is serving as Paying Agent in connection with the Put Option. Its address and telephone number are set forth on the front cover page of this Revised Company Notice.

        Whom can I talk to if I have questions about the Put Option?

        Questions and requests for assistance in connection with the surrender of Debentures for purchase pursuant to the Put Option may be directed to the Paying Agent at the address and telephone and facsimile numbers set forth on the cover of this Revised Company Notice.

IMPORTANT INFORMATION CONCERNING THE PUT OPTION

        1.    Information Concerning the Company. General Mills, Inc., a Delaware corporation (the “Company,” “General Mills,” “we,” “us” and “our”), is offering to purchase its Zero Coupon Convertible Senior Debentures Due 2022 (the “Debentures”).

        We are a leading producer of packaged consumer foods and operate exclusively in the consumer foods industry. Our businesses are divided into three reportable segments: U.S. Retail, Bakeries and Foodservice and International. Our operating segments are organized generally by product categories. U.S. Retail reflects business with a wide variety of grocery stores; specialty stores; drug, dollar and discount chains; and mass merchandisers operating throughout the United States. Our major product categories in this business segment are ready-to-eat cereals, meals, refrigerated and frozen dough products, baking products, snacks, yogurt and organic foods. Our Bakeries and Foodservice segment consists of products marketed throughout the United States and Canada to retail and wholesale bakeries, commercial and noncommercial foodservice distributors and operators, and convenience stores. Our International segment is made up of retail businesses outside of the United States and foodservice businesses outside of the United States and Canada.

        Our fiscal year ends on the last Sunday in May. All references to our fiscal years are to our fiscal years ending on the last Sunday in May of each such period.

        We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at Number One General Mills Boulevard, Minneapolis, Minnesota 55426; telephone number (763) 764-7600.

        2.    Definitions. All capitalized terms used but not specifically defined in this Revised Company Notice shall have the meanings given to such terms in the Indenture.

        3.    Information Concerning the Debentures. The Debentures were issued under an Indenture, dated as of October 28, 2002 (as heretofore amended or supplemented, the “Indenture”), between us and BNY Midwest Trust Company, an Illinois trust company, as trustee (the “Trustee”). The Debentures mature on October 28, 2022. As of October 4, 2005, there was $2,233,305,000 aggregate principal amount at maturity of Debentures outstanding.

        The Indenture was amended pursuant to the First Supplemental Indenture, dated as of September 14, 2005, between us and the Trustee to extend the period during which a holder of Debentures may surrender Debentures so that such period is in compliance with the requirements of United States federal securities laws. General Mills has appointed the Trustee as paying agent (the “Paying Agent”) in connection with the Debentures.

        3.1.    The Company’s Obligation to Purchase the Debentures. Pursuant to the terms of the Debentures and the Indenture, we are obligated to purchase all Debentures validly surrendered for purchase by holders, at their option, and not validly withdrawn on October 28, 2005, October 28, 2007, October 28, 2012 and October 28, 2017. The purchase price on each of those dates will equal the Issue Price of $671.65 plus accrued Original Issue Discount as of the applicable purchase date.

        The option of each holder to require us to purchase the Debentures as described in this Revised Company Notice (the “Put Option”) will expire at 5:00 p.m., New York City time, on Friday, October 28, 2005 (the “Purchase Date”). We will not extend the period that holders have to accept the Put Option unless required to do so by the United States federal securities laws. Our purchase of Debentures validly surrendered for purchase and not validly withdrawn is not subject to any condition other than that the purchase be lawful.

        3.2.    Purchase Price. Pursuant to the terms of the Indenture and the Debentures, the purchase price to be paid by us for the Debentures on the Purchase Date is $712.97 per $1,000 principal amount at maturity of the Debentures (the “Purchase Price”). We will pay the Purchase Price in cash with respect to any and all Debentures validly surrendered for purchase and not validly withdrawn prior to 5:00 p.m., New York City time, on the Purchase Date. Debentures surrendered for purchase will be accepted only in principal amounts at maturity equal to $1,000 or integral multiples thereof. Unless we default in making payment on any Debentures validly surrendered for purchase and not validly withdrawn, Original Issue Discount, Contingent Cash Interest and Liquidated Damages, if any, on those Debentures will cease to accrue on and after the Purchase Date. We intend to pay in cash the purchase price for any Debentures surrendered to us by holders in the future for purchase under the terms of the Indenture.

        The Purchase Price is based solely on the requirements of the Indenture and the Debentures and bears no relationship to the market price of the Debentures or our common stock. Thus, the Purchase Price may be significantly higher or lower than the market price of the Debentures on the Purchase Date. We urge holders of Debentures to obtain the best available information as to potential current market prices of the Debentures and our common stock before making a decision whether to surrender Debentures for purchase.

        Neither we nor our board of directors, our employees or the Paying Agent are making any recommendation to holders as to whether or not to surrender Debentures for purchase pursuant to this Revised Company Notice. Each holder must make that holder’s own decision whether or not to surrender Debentures for purchase and, if so, the principal amount of Debentures to surrender based on that holder’s own assessment of current market value of the Debentures and our common stock and other relevant factors.

        3.3.    Conversion Rights of the Debentures. The Debentures are not currently convertible into our common stock, par value $.10 per share, and may never become convertible into our common stock. However, the Debentures become convertible into shares of our common stock prior to the close of business on October 28, 2022 under the following circumstances, in each case, subject to the adjustments set forth in the Indenture and the Debentures:

  during any fiscal quarter commencing after November 24, 2002, if our common stock price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the fiscal quarter preceding the quarter in which the conversion occurs is more than a specified percentage (beginning at 125% and declining 0.25% per six-month period thereafter to 115% on October 28, 2022) of the Accreted Conversion Price per share of our common stock in effect on that 30th trading day;

  during any period in which our senior unsecured credit rating is both Ba3 or lower by Moody’s Investor Services, Inc. and BB– or lower by Standard & Poor’s Ratings Group, or we are no longer rated by those two ratings services or our ratings are suspended by both ratings services;

  if we have called the Debentures for redemption;

  if there is an event of default under the Debentures; or

  upon the occurrence of corporate transactions specified in the Indenture and the Debentures, and which are described in the section entitled “Description of the Debentures” included in the Registration Statement on Form S-3 initially filed by the Company with the United States Securities and Exchange Commission (the “SEC”) on January 23, 2003 and incorporated herein by reference (the “Description of the Debentures”).

        Upon the occurrence of any of the circumstances described above, holders may convert any outstanding Debentures at a conversion rate of 13.0259 shares of our common stock per $1,000 principal amount at maturity of Debentures, subject to adjustment as set forth in the Indenture and the Debentures. This would represent a current conversion price per share of $54.66.

        Upon conversion, we may choose to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock. To the extent permitted under the Indenture, we intend to satisfy our conversion obligation entirely in cash.

        For more information regarding the conversion rights with respect to the Debentures, or any of the other terms and conditions of the Debentures, please see the Indenture and the Debentures and the description thereof in the Description of the Debentures.

        The Trustee is currently acting as conversion agent for the Debentures.

        Holders that do not surrender their Debentures for purchase pursuant to the Put Option will maintain the right to convert their Debentures into our common stock under the circumstances and subject to the terms, conditions and adjustments specified in the Indenture and the Debentures. Any Debentures which are surrendered pursuant to the Put Option will become convertible only if:

  such surrender has been validly withdrawn, as described in Section 5 below; and

  the Debentures thereafter become convertible into our common stock in accordance with the terms of the Indenture and the Debentures.

        3.4.    Market for the Debentures and our Common Stock. There is no established reporting system or trading market for trading in the Debentures; however, the Debentures are currently traded over-the-counter or on the PORTAL Market of the NASDAQ Stock Market (“PORTAL”). To the extent that the Debentures are traded, prices for the Debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, our operating results, the trading price of our common stock and the market for similar securities. In addition, prices and volumes in the over-the-counter market are not reported and can be difficult to monitor.

        Following the expiration of the Put Option, we expect that Debentures not purchased pursuant to the Put Option will continue to be traded on PORTAL and over-the-counter; however, the trading market for the Debentures that remain outstanding may be even more limited. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price and trade with greater volatility than would a comparable debt security with a larger float. Consequently, our purchase of a significant amount of the Debentures pursuant to the Put Option will reduce the float and may negatively affect the liquidity, market value and price volatility of the Debentures that remain outstanding following the Purchase Date. We cannot assure you that a trading market will exist for the Debentures following the Purchase Date. The extent of the market for the Debentures following the Purchase Date will depend upon, among other things, the remaining outstanding principal amount at maturity of the Debentures, the number of holders of Debentures remaining and the interest on the part of securities firms in maintaining a market in the Debentures.

        The Trustee has informed us that, as of the date of this Revised Company Notice, all of the Debentures are held in global form through The Depository Trust Company (“DTC”). As of October 4, 2005, there was $2,233,305,000 aggregate principal amount at maturity of Debentures outstanding and DTC was the sole record holder of the Debentures.

        As described in Section 3.3 above, the Debentures may become convertible into shares of our common stock under certain circumstances set forth in, and subject to the terms, conditions and adjustments specified in, the Indenture and the Debentures. The Debentures are not currently convertible into our common stock and may never become convertible into our common stock. Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “GIS.” The following table sets forth, for the fiscal quarters indicated, the high and low sales prices of our common stock as reported on the NYSE and the dividends per share paid during such periods.

	Common Stock Price		Dividends on Common Stock (per share)

	High	Low

2006
2nd Quarter (through October 3, 2005)	$48.33	$44.67	$	N/A
1st Quarter	51.45	45.49		.330

2005
4th Quarter	$52.86	$48.05		$.310
3rd Quarter	53.89	44.96		.310
2nd Quarter	47.63	43.01		.310
1st Quarter	48.15	44.72		.310

2004
4th Quarter	$49.17	$45.00		$.275
3rd Quarter	47.42	44.25		.275
2nd Quarter	47.73	43.75		.275
1st Quarter	49.66	45.11		.275

        On October 3, 2005, the last reported sales price of our common stock on the NYSE was $48.12 per share. As of September 21, 2005, there were approximately 355,274,601 shares of our common stock outstanding.

        We urge you to obtain current market information for the Debentures, to the extent available, and our common stock before making any decision with respect to the Put Option.

        3.5.    Redemption. Beginning on October 28, 2005, we may at our option redeem the Debentures for cash at any time, in whole or in part, at a redemption price equal to the Issue Price plus accrued Original Issue Discount to the date of redemption.

        3.6.    Change of Control. A holder may require us to repurchase that holder’s Debentures for cash if there is a Change of Control. The purchase price is equal to the Issue Price plus accrued Original Issue Discount. Instead of paying the purchase price in cash, we may pay it in shares of our common stock (or, in the case of a merger in which we are not the surviving corporation, common stock, ordinary shares or American Depositary Shares of the surviving corporation or its direct or indirect parent corporation), cash or a combination of the applicable securities and cash, at our option, subject to the terms, conditions and adjustments set forth in the Indenture and the Debentures. In the event of a repurchase of Debentures upon a Change of Control, the number of shares of the applicable common stock or securities a holder will receive will equal the relevant amount of the purchase price divided by 100% of the average of the sale prices of the applicable common stock or securities for the five trading days immediately preceding and including the third day prior to the repurchase date.

        3.7.    Ranking. The Debentures are our general unsecured obligations and rank equally in right of payment with all of our existing and future unsecured and unsubordinated obligations. The Debentures are not guaranteed by any of our subsidiaries and accordingly, the Debentures are effectively subordinated to all existing and future obligations of our subsidiaries, including trade creditors.

        3.8.    Dividends. The holders of Debentures are not entitled to dividends, although the payment of certain dividends will result in the Debentures becoming convertible for a period of time, as set forth in the Indenture and the Debentures and described in the Description of the Debentures. In the event that the Debentures are converted into common stock, the holders will thereafter be entitled to dividends, if any, made to holders of common stock. There are certain contractual restrictions on our ability to declare and pay dividends, which are described in our Annual Report on Form 10-K for the year ended May 29, 2005 and incorporated herein by reference.

        4.    Procedures to be Followed by Holders Electing to Surrender Debentures for Purchase. Holders will not be entitled to receive the Purchase Price for their Debentures unless they validly surrender and do not validly withdraw the Debentures on or before 5:00 p.m., New York City time, on the Purchase Date. Debentures may be surrendered for purchase on or after September 29, 2005, but no later than 5:00 p.m., New York City time, on the Purchase Date. Holders may surrender some or all of their Debentures; however, any Debentures surrendered must be in $1,000 principal amount at maturity or an integral multiple thereof. Debentures that are not validly surrendered for purchase on or before 5:00 p.m., New York City time, on the Purchase Date will remain outstanding and will continue to be subject to the existing terms of the Indenture and the Debentures.

        Only registered holders are authorized to surrender their Debentures for purchase. The Trustee has informed us that, as of the date of this Revised Company Notice, DTC is the sole registered holder of the Debentures and all custodians and beneficial holders of the Debentures hold the Debentures through DTC accounts and that there are no certificated Debentures in non-global form.

        4.1.    Method of Delivery. Since DTC is the sole registered holder of the Debentures, all Debentures surrendered for purchase must be delivered through DTC’s Automatic Tenders over the Participant Terminal System (“PTS”). This Revised Company Notice constitutes the Company Notice described in the Indenture and delivery of Debentures via PTS will satisfy the Debenture surrender notice requirements of the Indenture. Surrender of Debentures is at the risk of the person surrendering those Debentures.

        4.2.    Agreement to be Bound. By surrendering Debentures through the transmittal procedures of DTC, a holder acknowledges and agrees as follows:

  pursuant to the Put Option, such Debentures shall be purchased as of the Purchase Date pursuant to the terms and conditions specified in paragraph 6 of the Debentures and the Indenture;
  such holder agrees to all of the terms of this Revised Company Notice;
  such holder has received this Revised Company Notice;
  upon the terms and subject to the conditions set forth in this Revised Company Notice, the Indenture and the Debentures, and effective upon the acceptance for payment thereof, such holder (i) irrevocably sells, assigns and transfers to us, all right, title and interest in and to all the Debentures surrendered, (ii) waives any and all rights with respect to the Debentures (including without limitation any existing or past defaults and their consequences), (iii) releases and discharges us and our directors, officers, employees and affiliates from any and all claims such holder may have now, or may have in the future arising out of, or related to, the Debentures, including, without limitation, any claims that such holder is entitled to receive additional principal or interest payments with respect to the Debentures or to participate in any redemption or defeasance of the Debentures and (iv) irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of such holder with respect to any such surrendered Debentures, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) transfer ownership of such Debentures, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to us, (b) present such Debentures for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Debentures (except that the Paying Agent will have no rights to, or control over, funds from us, except as agent for us, for the Purchase Price of any surrendered Debentures that are purchased by us), all in accordance with the terms set forth in this Revised Company Notice;

  such holder represents and warrants that such holder (i) owns the Debentures surrendered and is entitled to surrender such Debentures and (ii) has full power and authority to surrender, sell, assign and transfer the Debentures surrendered and that when such Debentures are accepted for purchase and payment by us, we will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right;

  such holder agrees, upon request from us, to execute and deliver any additional documents deemed by the Paying Agent or us to be necessary or desirable to complete the sale, assignment and transfer of the Debentures surrendered;

  such holder understands that all Debentures validly surrendered for purchase and not validly withdrawn prior to 5:00 p.m., New York City time, on the Purchase Date will be purchased at the Purchase Price, in cash, subject to the terms and conditions of the Indenture, the Debentures, this Revised Company Notice and the revised related notice materials, as amended and supplemented from time to time;

  payment for Debentures purchased pursuant to the Revised Company Notice will be made by deposit of the Purchase Price for such Debentures with the Paying Agent, which will act as agent for surrendering holders for the purpose of receiving payments from us and transmitting such payments to such holders;

  surrenders of Debentures may be withdrawn by written notice of withdrawal delivered pursuant to the procedures set forth in this Revised Company Notice (a) at any time prior to 5:00 p.m., New York City time, on the Purchase Date and (b) unless the Debentures have already been accepted by General Mills for payment pursuant to the Put Option, at any time after 12:00 midnight, New York City time, on Friday, November 11, 2005 (the date which is 40 business days after the date of the original Company Notice dated September 15, 2005 (the “Original Company Notice”)), in either case, by written notice of withdrawal delivered pursuant to the procedures set forth in this Revised Company Notice;

  all authority conferred or agreed to be conferred pursuant to the terms hereof shall survive the death or incapacity of the holder and every obligation of the holder and shall be binding upon the holder’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

  the delivery and surrender of the Debentures is not effective, and the risk of loss of the Debentures does not pass to the Paying Agent, until receipt by the Paying Agent of any and all evidences of authority and any other required documents in form satisfactory to us; and

  all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any surrender of Debentures pursuant to the procedures described in this Revised Company Notice and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by us, in our sole direction, which determination shall be final and binding on all parties.

        4.3.    Delivery of Debentures.

        Debentures Held Through a Custodian. A holder whose Debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact that nominee if the holder desires to surrender the holder’s Debentures and instruct that nominee to surrender the Debentures for purchase on the holder’s behalf through the transmittal procedures of DTC as set forth below in “—Debentures Held by DTC Participants.”

        Debentures Held by DTC Participants. A holder who is a DTC participant must surrender that holder’s Debentures by:

  delivering to the Paying Agent's account at DTC through DTC’s book-entry system such holder's beneficial interest in the Debentures; and
  electronically transmitting such holder’s acceptance through PTS, subject to the terms and procedures of that system.

        In surrendering through PTS, the electronic instructions sent to DTC by the holder or by a broker, dealer, commercial bank, trust company or other nominee on the holder’s behalf, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the holder, receipt by the holder of and agreement to be bound by the terms of the Put Option, including those set forth in Section 4.2 above.

        You bear the risk of untimely submission of your Debentures. You must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on the Purchase Date.

        5.    Right of Withdrawal. Debentures surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Purchase Date. Holders may also withdraw surrendered Debentures if we have not yet accepted them for payment after 12:00 midnight, New York City time, on Friday, November 11, 2005, the expiration of 40 business days from the date of the Original Company Notice. In order to withdraw Debentures on or prior to the Purchase Date, a holder (or the holder’s broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw those Debentures prior to 5:00 p.m., New York City time, on the Purchase Date. Debentures so withdrawn may be resurrendered by following the surrender procedures described in Section 4 above.

        You bear the risk of untimely withdrawal of previously surrendered Debentures. If you wish to withdraw your Debentures on or prior to the Purchase Date, you must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on the Purchase Date.

        6.    Payment for Surrendered Debentures. We will forward to the Paying Agent, prior to 10:00 a.m., New York City time, on October 31, 2005 the appropriate amount of cash required to pay the Purchase Price for all Debentures validly surrendered for purchase and not validly withdrawn, and the Paying Agent will promptly thereafter distribute that cash to DTC, the sole record holder of the Debentures. DTC will thereafter distribute the cash to its participants in accordance with its procedures.

        The total amount of funds required by us to purchase the Debentures is $1,592,279,466 (assuming all of the Debentures are validly surrendered for purchase and not validly withdrawn). We expect to fund our purchase of the Debentures through the issuance of commercial paper or, in the currently unexpected event we are unable to do so, through direct borrowings from our committed bank credit lines.

        7.    Debentures Acquired. Any Debentures purchased by us pursuant to the Put Option will be cancelled by the Trustee, pursuant to the terms of the Indenture.

        8.    Plans or Proposals of General Mills. Except as publicly disclosed prior to the date of the Original Company Notice, we do not currently have any plans which would be material to a holder’s decision to surrender Debentures for purchase pursuant to the Put Option, which relate to or which would result in:

  any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;
  any purchase, sale or transfer of a material amount of assets of us or any of our subsidiaries;
  any material change in our present dividend rate or policy, or indebtedness or capitalization;

  any change in our present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

  any other material change in our corporate structure or business;
  any class of our equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

  any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

  the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;
  the acquisition by any person of additional securities of General Mills or the disposition of securities of General Mills; or
  any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of General Mills.

        9.    Interests of Directors, Executive Officers and Affiliates of General Mills in the Debentures. To our knowledge:

  none of us or our executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Debentures;

  we will not purchase any Debentures from such persons; and

  during the 60 days preceding the date of the Original Company Notice, none of such officers, directors or affiliates has engaged in any transactions in the Debentures.

        A list of our directors and executive officers is attached to this Revised Company Notice as Annex A.

        10.    Agreements Involving General Mills Securities. In connection with the issuance of the Debentures, on October 23, 2002, we entered into a call option agreement (the “First Call Option Agreement”) with Diageo Midwest B.V. (“DMBV”), a wholly-owned subsidiary of Diageo plc (“Diageo”), pursuant to which Diageo granted us a call option during the three-year period from October 28, 2002 to October 28, 2005 to purchase from it approximately 26.2 million shares, subject to adjustment, of our common stock held by Diageo, which equals the number of shares initially issuable upon conversion of the Debentures (other than the Debentures sold in connection with the overallotment related to the initial offering of the Debentures) (the “Overallotment”). Pursuant to a second call option agreement between us and DMBV (the “Second Call Option Agreement” and, together with the First Call Option Agreement, the “Call Option Agreements”), on October 28, 2002, Diageo granted us an additional three-year call option to purchase approximately 2.9 million shares of our common stock held by Diageo, which equals the number of shares initially issuable upon conversion of the Debentures sold in connection with the Overallotment. We paid premiums for these call options that totaled $89 million. The options are currently exercisable in whole or in part from time to time, subject to certain limitations and as of October 3, 2005, these call options for 29 million shares of our common stock remained outstanding at an exercise price of $51.56 per share with a final exercise date of October 28, 2005.

        On October 31, 2001, we acquired The Pillsbury Company (“Pillsbury”) from Diageo. Under a stockholders agreement (the “Stockholders Agreement”), dated as of October 31, 2001, by and among us, Diageo and Gramet Holdings Corp., we granted Diageo limited governance rights, as well as certain registration rights covering the shares of our common stock that Diageo received as partial consideration for the Pillsbury acquisition. The Stockholders Agreement imposes restrictions on voting, transfer and sale of our common stock held by Diageo and its affiliates, which are described in more detail below.

        Pursuant to the Stockholders Agreement, until October 31, 2021 or, if earlier, the date on which Diageo owns less than five percent of our outstanding common stock, Diageo has agreed (i) to vote its shares of our common stock in favor of the director nominees recommended by our board of directors and (ii) on votes relating to other matters, subject to certain exceptions described in the Stockholders Agreement, to vote all of its shares in proportion to the votes cast by the holders of our voting securities not owned by Diageo.

        The Stockholders Agreement includes a standstill provision under which Diageo has agreed, subject to certain exceptions, not to acquire additional shares of our common stock until October 31, 2021 or, if earlier, three years following the date on which Diageo owns less than five percent of our outstanding common stock. The standstill provision also restricts Diageo from making stockholder proposals, participating in proxy solicitations or proposing mergers or other extraordinary transactions involving us. In addition, the Stockholders Agreement prohibits Diageo from seeking to affect or influence the control of our board of directors or management. In connection with the execution of the Call Option Agreements, on October 31, 2001, we and Diageo entered into an amendment to the Stockholders Agreement.

        Except as described above, neither we nor, to our knowledge, any of our affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Put Option or with respect to any securities of General Mills, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of those securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

        11.    Purchases of Debentures by General Mills and its Affiliates. We and each of our affiliates, including our executive officers and directors, are prohibited under applicable United States federal securities laws from purchasing Debentures (or the right to purchase Debentures) other than pursuant to the Put Option until at least the tenth business day after the Purchase Date. Following that date, if any Debentures remain outstanding, we and our affiliates may purchase Debentures in the open market, in private transactions, through a subsequent tender offer or otherwise, any of which may be consummated at purchase prices higher or lower than the Purchase Price and on other terms and for forms of consideration that may be different from those of the Put Option. A decision to purchase Debentures after the Purchase Date, if any, will depend upon many factors, including the amount of Debentures surrendered for purchase pursuant to the Put Option, the market price of the Debentures, the market price of our common stock, our business and financial position and general economic and market conditions.

        12.    Material United States Tax Considerations. The following discussion summarizes material United States federal income tax considerations that may be relevant to a holder if a holder exercises the Put Option. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations, rulings and administrative and judicial decisions promulgated thereunder, all as in effect as of the date of this Revised Company Notice. All of these laws and authorities are subject to change, possibly with retroactive effect.

        This discussion deals only with holders who are beneficial owners of the Debentures and who hold the Debentures as capital assets. This discussion does not apply if a holder is a member of a class of holders subject to special rules, such as:

  a dealer in securities or currencies;
  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
  a bank;
  an insurance company;

  a tax-exempt organization;
  a person that owns Debentures that are a hedge or that are hedged against interest rate risks;
  a partnership or other pass-through entity;
  a person that owns Debentures as part of a straddle or conversion transaction for tax purposes; or
  a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

        This summary does not describe all of the tax considerations that may be relevant to a holder. All holders should consult their own tax advisors regarding the United States federal income tax consequences of exercising the Put Option, as well as any tax consequences arising under any state, local or foreign tax laws, or under any other U.S. federal tax laws.

        U.S. Holders

        This discussion describes the tax consequences to a U.S. holder. You are a U.S. holder if you are a beneficial owner of the Debentures for U.S. federal income tax purposes and you are:

  an individual who is a citizen or resident of the United States;

  a domestic corporation (or any entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any political subdivision thereof;

  an estate if its income is subject to United States federal income taxation regardless of its source; or

  a trust if a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

        If you are not a U.S. holder, this discussion does not apply to you.

        Generally, your exercise of the Put Option will result in taxable gain or loss to you equal to the difference between (i) the amount of cash received and (ii) your adjusted tax basis in the Debentures surrendered. This gain will generally be treated as ordinary interest income; and any loss will be ordinary loss to the extent of interest previously included in income and thereafter, capital loss (which will be long-term if you held your Debentures for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

        Because you agreed when you purchased your Debentures to treat the Debentures as indebtedness subject to the special rules regarding contingent payment debt instruments, your adjusted tax basis in the Debentures will generally be equal to your original purchase price for the Debentures, increased by any interest income previously accrued by you (determined without regard to any adjustments to interest accruals that arise because projected payments differ from the actual amounts paid) and decreased by the amount of any projected payments that have been previously scheduled to be made (without regard to the actual amounts paid) on the Debentures. If your initial tax basis (generally, the purchase price) in the Debentures is greater (or less) than the Debentures’ adjusted issue price at the time of acquisition, the amount of this difference must be reasonably allocated to the daily portions of projected payments over the remaining term of the Debentures, and the amount allocated is treated as a negative (or positive) adjustment that decreases (or increases) your tax basis in the Debentures.

        The contingent payment debt instrument regulations are complex. You should consult your tax advisor regarding the accrual of interest, any positive and negative adjustments, the calculation of adjusted tax basis with respect to your Debentures, and the calculation of your gain or loss upon exercise of the Put Option.

        Non-U.S. Holders

        This discussion describes the tax consequences of exercise of the Put Option to a non-U.S. holder. You are a non-U.S. holder if you are the beneficial owner of Debentures and are not a U.S. holder for United States federal income tax purposes. If you are a U.S. holder, this section does not apply to you.

        If you are a non-U.S. holder, we and other U.S. payers generally will not be required to deduct United States withholding tax from cash paid upon exercising the Put Option if:

  you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;
  you are not a controlled foreign corporation that is related to us through stock ownership; and
  either (i) you provide your name and address, and certify, under penalties of perjury, that you are not a United States person (which certification may be made on Internal Revenue Service (“IRS”) Form W-8BEN (or successor form)), or (ii) you hold your Debentures through certain intermediaries, and you and the intermediaries satisfy the certification requirements of applicable U.S. Treasury regulations.

        Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals. Non-U.S. holders should consult their tax advisors regarding the certification requirements for such non-U.S. holders.

        If you cannot satisfy any of the requirements above, gain recognized upon exercising the Put Option will generally be treated as interest income and will be subject to U.S. federal withholding tax at a 30% rate, or a lower applicable treaty rate. If you are eligible for the benefits of an applicable U.S. income tax treaty that would reduce or eliminate such withholding tax, you should provide an IRS Form W-8BEN (or successor form) claiming either a partial reduction or complete exemption from such withholding taxes under such treaty. If interest with respect to the Debentures is effectively connected with the conduct of a U.S. trade or business by you, you should instead furnish IRS Form W-8ECI.

        Backup Withholding

        To prevent backup withholding on payments made to each surrendering U.S. holder, each such U.S. holder should either (x) provide such holder’s correct taxpayer identification number (“TIN”) by completing a copy of the substitute IRS Form W-9 enclosed with this Revised Company Notice, certifying that (1) such holder is a “United States person” (as defined in section 7701(a)(30) of the Code), (2) the TIN provided is correct (or that such U.S. holder is awaiting a TIN) and (3) that such U.S. holder is not subject to backup withholding because: (a) such holder is exempt from backup withholding, (b) such holder has not been notified by the IRS that such holder is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified such U.S. holder that he, she or it is no longer subject to backup withholding, and provide such completed Form W-9 or (y) otherwise establish an exemption. Otherwise, backup withholding may apply until such holder furnishes such holder’s TIN (and, if such holder has not already done so, the completed substitute IRS Form W-9 described above). If a tendering U.S. holder does not provide the correct TIN or an adequate basis for exemption, such holder may be subject to a $50 penalty imposed by the IRS, and payments made with respect to the tendered Debentures may be subject to backup withholding. If withholding results in an overpayment of taxes, a refund may be obtained.

        To prevent backup withholding, non-U.S. holders should (i) submit a properly completed IRS Form W-8BEN, certifying under penalties of perjury to the holder’s foreign status or (ii) otherwise establish an exemption. IRS Form W-8BEN may be obtained from the Paying Agent.

        Certain holders (including, among others, corporations and certain foreign individuals) are exempt recipients not subject to backup withholding requirements. See the enclosed copy of the IRS Substitute Form W-9, Request for Taxpayer Identification Number and Certification, and the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. To avoid possible erroneous backup withholding, exempt U.S. holders, while not required to file Substitute Form W-9, should complete and return the Substitute Form W-9 (writing “exempt” on the face of the form).

        See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional information and instructions.

        13.    Additional Information. We are subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the SEC located at 100 F Street, N.E., Washington, D.C., 20549. Copies of these materials can be obtained from the Public Reference Section of the SEC at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities and their copy charges. These materials may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov. These reports and other information concerning us may also be inspected at the office of the NYSE located at 20 Broad Street, New York, NY 10005. For further information on obtaining copies of our public filings at the NYSE, you should call 1-212-656-3000.

        We have filed with the SEC a Tender Offer Statement on Schedule TO and Amendment No. 1 thereto, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Put Option. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained from the SEC in the same manner as set forth above.

        The documents listed below (as they may be amended from time to time) contain important information about us and our financial condition:

  our Annual Report on Form 10-K for the year ended May 29, 2005;

  our Quarterly Report on Form 10-Q for the quarter ended August 28, 2005;

  all other reports we have filed pursuant to Sections 13, 14 or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K mentioned above;

  all documents we file with the SEC pursuant to Sections 13, 14 and 15(d) of the Exchange Act subsequent to the date of this Revised Company Notice and prior to 5:00 p.m., New York City time, on the Purchase Date;

  the section entitled “Description of the Debentures” in our Registration Statement on Form S-3 (File No. 333-102675) filed with the SEC on January 23, 2003 (as amended by Amendment No. 1 thereto filed on March 13, 2003 and as further amended by Amendment No. 2 thereto filed on April 7, 2003 and Amendment No. 3 thereto filed on July 30, 2003); and

  the description of our common stock contained in our Registration Statement on Form S-3 (File No. 333-116779) filed with the SEC on June 23, 2004 (as amended by Amendment No. 1 thereto filed on September 17, 2004).

        In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct. You should not assume that the information in this Revised Company Notice or any of the documents referred to above is accurate as of any date other than that on the front cover of the applicable document.

        14.    No Solicitations. We have not employed any persons to make solicitations or recommendations in connection with the Put Option.

        15.    Conflicts. In the event of any conflict between this Revised Company Notice on the one hand and the terms of the Indenture or the Debentures or any applicable laws on the other hand, the terms of the Indenture or the Debentures or applicable laws, as the case may be, will control.

GENERAL MILLS, INC.

October 4, 2005

ANNEX A

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

        The following table sets forth the names of each of the members of our board of directors and each of our executive officers.

Directors

Name	Title
Stephen W. Sanger	Chairman of the Board and Director
Paul Danos	Director
William T. Esrey	Director
Raymond V. Gilmartin	Director
Judith Richards Hope	Director
Heidi G. Miller	Director
Hilda Ochoa-Brillembourg	Director
Steve Odland	Director
Michael D. Rose	Director
Robert L. Ryan	Director
A. Michael Spence	Director
Dorothy A. Terrell	Director

Executive Officers

Name	Title
Stephen W. Sanger	Chairman of the Board and Chief Executive Officer
James A. Lawrence	Executive Vice President, Chief Financial Officer and International
Kendall J. Powell	Executive Vice President and Chief Operating Officer, U.S. Retail
Randy G. Darcy	Executive Vice President, Worldwide Operations and Technology
Jeffrey J. Rotsch	Executive Vice President, Worldwide Sales and Channel Development
Y. Marc Belton	Senior Vice President, Worldwide Health, Brand and New Business Development
Rory A.M. Delaney	Senior Vice President, Strategic Technology Development
Siri S. Marshall	Senior Vice President, General Counsel, Chief Governance and Compliance Officer and Secretary
Michael A. Peel	Senior Vice President, Human Resources and Corporate Services
Christina L. Shea	Senior Vice President, External Relations and President, General Mills Foundation
Kenneth L. Thome	Senior Vice President, Financial Operations

        The business address of each person set forth above is c/o General Mills, Inc., Number One General Mills Boulevard, Minneapolis, Minnesota 55426; telephone number (763) 764-7600.